December 8, 2006

VIA HAND DELIVERY

Securities and Exchange Commission
Station Place
100 F Street, N.E.
Mail Stop 3561
Washington, DC 20549-7010
Attention: Mr. John Reynolds
                    Assistant Director
                    Ms. Cathey Baker

Re:	Symmetry Holdings Inc. S-1 Amendment No. 5

Dear Ms. Baker:

        On behalf of our client, Symmetry Holdings Inc. (“Symmetry”), enclosed are four sets of Symmetry’s Amendment No. 5 to its Registration Statement on Form S-1, File No. 333-135353 and both of the revised exhibits thereto, which are the consent of Symmetry’s independent registered public accounting firm and the legal opinion of my colleague, Randi-Jean G. Hedin, and a redline of Amendment No. 5 against Symmetry’s Amendment No. 4, as filed with the Securities and Exchange Commission on November 30, 2006.

        There are no substantive changes from Amendment No. 4 contained in the enclosed Amendment No. 5. As a result of a clerical error, the consent of the independent registered public accounting firm, dated November 30, 2006, was inadvertently omitted from Symmetry’s edgar submission of Amendment No. 4. As a result, in accordance with a letter from Mr. David Link received by us on December 7, 2006, we are filing Amendment No. 5 to cure this error and have included a consent and legal opinion dated of even date herewith.

December 8, 2006
Page Two

        If you have any questions, please call me at 203-351-8106 or Randi-Jean G. Hedin at 203-351-8107. Thank you.

Sincerely, Jeffrey A. Letalien

Enclosures

cc:	Mr. Paul Belvin, Associate Director, SEC Mr. Michael Karney, Branch Chief Randi-Jean G. Hedin Mr. Corrado De Gasperis